

Mail Stop 4720

August 5, 2016

<u>Via E-mail</u>
Curtis C. Simard
President and Chief Executive Officer
Bar Harbor Bankshares
82 Main Street
Bar Harbor, ME 04609

Re: Bar Harbor Bankshares
Registration Statement on Form S-4
Filed July 19, 2016
File No. 333-212588

Dear Mr. Simard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Proposal I – The Merger, page 42</u>

<u>LSBG's Reasons for the Merger, page 47</u>

1.   We note in the third bullet on page 49 you disclose that under the terms of the merger agreement, in the event that BHB's stock price declines by 20% from $34.55 and by 20% compared to the SNL Bank Index, as determined and calculated under the terms of the merger agreement, LSBG may terminate the merger, unless BHB increases the exchange ratio. Please tell us how you plan to register any additional shares that may be issued in the event that BHB increases the exchange ratio.

2.   We note on page 51 you disclose that Griffin received projections from BHB's management. Similarly, on page 68 you disclose that Sandler O'Neill received projections from LSBG's management. Please disclose all material projections provided by BHB and LSBG to the other party's financial advisor.

Financial Impact Analysis, page 59

3.   Please disclose the amount of fees that LSBG paid to Griffin during the past two years for the services you describe in the fourth paragraph on page 59. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

The Merger Agreement, page 85

4.   In the first paragraph on page 85 you state that some of the representations and warranties contained in the merger agreement "generally were solely for the benefit of the parties to that agreement." Similarly, in the third paragraph on page 87, you state that "[Investors] should not rely on the representations and warranties as statements of factual information. Third parties are not entitled to the benefits of the representations and warranties in the merger agreement." Please revise your disclosure to remove the inappropriate limitations on reliance on the representations and warranties contained in the merger agreement, which constitute disclosure under the federal securities laws. For guidance, please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Securities Exchange Act Release No. 51283 (March 1, 2005).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Stephen L. Palmer, Esq.